SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On April 18, 2005, NUR Macroprinters Ltd. (the “Company”) issued a press announcing the results of the Special General Meeting of Shareholders held on April 17, 2005.

        Each of the following matters was approved at the Special Meeting:

■	approval of the terms of a private placement of $10 million of the Company's ordinary shares and warrants to purchase ordinary shares;
■	approval of the terms of a debt restructuring agreement with the Company's three lender banks;
■	approval of the voting agreement and the voting trust agreement with Dan Purjes, including a grant to Dan Purjes of a warrant to purchase 3,000,000 ordinary shares;
■	approval of the remuneration to the Acting Chairman of the Board of Directors; and
■	an amendment to the Company’s Amended and Restated Articles of Association and Memorandum of Association to provide for the increase of the Company’s authorized share capital.

        The following document is attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release dated April 18, 2005

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

      Date April 18, 2005

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Exhibit Index

Exhibit 1.	Press Release Dated April 18, 2005

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